COPY

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the fail[ure to] keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the app[licant] would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

15021203

1. State the name of the applicant: Chicago Board Options Exchange, Incorporated
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   400 South LaSalle Street, Chicago, Illinois 60605
3. Provide the applicant's mailing address (if different):

SEC Mail Processing Section JUL 02 2015 Washington DC 404

4. Provide the applicant's business telephone and facsimile number:
   312-786-5600 (Telephone) 312-786-7407 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jaime Galvan (Name) Senior Attorney (Title) 312-786-7058 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Joanne Moffic-Silver, E.V.P., General Counsel and Corporate Secretary
   400 South LaSalle Street
   Chicago, Illinois 60605
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 02/08/72 (b) State/Country of formation: Delaware/United States

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/21/15 (MM/DD/YY) Chicago Board Options Exchange, Incorporated (Name of applicant)

By: [signature] (Signature) Edward Provost, President (Printed Name and Title)

Subscribed and sworn before me this 26th day of June (Month), 2015 (Year) by [signature]

My Commission expires 5-5-18 County of Cook State of

OFFICIAL SEAL DONNA FLAHERTY NOTARY PUBLIC, STATE OF ILLINOIS MY COMMISSION EXPIRES

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

CBOE EXECUTE SUCCESS℠

Jaime Galvan
Senior Attorney
Legal Division
400 S. LaSalle Street
Chicago, IL 60605
Phone: 312-786-7058
Fax: 312-786-7919
galvanj@cboe.com

June 30, 2015

Via Federal Express Overnight
Chris Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington DC 20549

SEC
Mail Processing
Section
JUL 02 2015
Washington DC
404

Re: Form 1 – Annual Amendment to Application for Registration as a National Securities Exchange

Dear Mr. Grobbel:

Pursuant to Securities Exchange Act Rule 6a-2, enclosed is the original and two copies of the Annual Amendment to Application for Registration as a National Securities Exchange, Form 1, of Chicago Board Options Exchange, Incorporated.

Sincerely,

Jaime Galvan

cc: Joanne Moffic-Silver

Enclosures

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of any electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of the organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of the nature and extent of affiliation.**
5. **Brief description of its business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Table of Subsidiaries and Affiliates of Chicago Board Options Exchange, Incorporated ("CBOE")

1. CBOE Holdings, Inc.
2. C2 Options Exchange, Incorporated
3. CBOE Futures Exchange, LLC
4. CBOE Stock Exchange, LLC
5. Chicago Options Exchange Building Corporation
6. CBOE, LLC
7. CBOE III, LLC
8. CBOE IV, LLC
9. DerivaTech Corporation
10. Market Data Express, LLC
11. OneChicago, LLC
12. Options Price Reporting Authority, LLC
13. Signal Trading Systems, LLC
14. The Options Clearing Corporation
15. The Options Exchange, Incorporated

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

This Certificate of Formation of CBOE IV, LLC (the "Company"), dated as of May 29, 2015, has been duly executed and is being filed by the undersigned, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. §§ 18-101, et seq.).

FIRST. The name of the limited liability company formed hereby is CBOE IV, LLC.

SECOND. The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle Delaware 19801.

THIRD. The name and address of the registered agent for service of process on the Company in the State of Delaware are The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first written above.

Name: Jon C. Sims
Title: Authorized Person

OPERATING AGREEMENT
OF
CBOE IV, LLC

This Operating Agreement (this "Agreement") of CBOE IV, LLC (the "Company"), dated as of May 29, 2015, is entered into by CBOE Holdings, Inc., a Delaware corporation (the "Member").

A. The Member formed the Company on May 29, 2015 by causing a certificate of formation (the "Certificate of Formation") to be filed with the Secretary of State of the State of Delaware, pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 *et seq*., as the same may be amended from time to time (the "Act");

B. Concurrently with the execution and delivery of this Agreement, the Member is making a cash contribution of one thousand dollars ($1,000) to the capital of the Company, in exchange for all of the membership interests in the Company; and

C. The Member deems a limited liability company agreement to be necessary and advisable to set out its agreement as to the conduct of business and the affairs of the Company and desires to enter into this Agreement;

NOW, THEREFORE, in consideration of the premises contained herein and each party intending to be legally bound, the Member and the Company agree as follows:

1. Name. The name of the limited liability company is CBOE IV, LLC.

2. Purpose. The purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be organized under the Act as determined by the Board of Directors (as defined herein).

3. Formation. The filing of the Certificate of Formation of the Company with the Secretary of State of the State of Delaware on May 29, 2015 pursuant to the Act is hereby ratified and approved.

4. Offices. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, the same location as the principal place of business and office of the sole Member or such other place or places as the Board of Directors my from time to time designate.

5. Registered Agent and Office. The name of the Company's registered agent is The Corporation Trust Company, and the address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The Board of Directors may, at any time, designate another registered agent and/or registered office of the Company and may amend this Agreement and the Certificate of Formation of the Company to reflect such designation without the consent of the Member or any other person or entity.

individually in his or her capacity shall have the power to act for or bind the Company to the extent authorized to do so by the Board of Directors. The Board of Directors may confer upon any officer of the Company elected in accordance with paragraph (e) below, any of the powers of the Board of Directors set forth in this Agreement.

(e) The officers of the Company shall be designated by the Board of Directors. The Board of Directors shall have the power to elect such additional or successor officers of the Company and assign titles to such officers as it may deem necessary or appropriate from time to time. All officers of the Company elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen. Any officer may be removed from office at any time either with or without cause by the president of the Company or the affirmative vote of a majority of the Directors then in office. Each of the officers of the Company shall have the powers and duties prescribed by the Board of Directors and, unless otherwise prescribed by the Board of Directors, if the title assigned to an officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office.

8. Initial Capital Contribution and Interests. Concurrently with the execution and delivery of this Agreement, the Member is contributing one thousand dollars ($1,000) to the Company as an initial capital contribution to the Company in exchange for 100% of the membership interests in the Company.

9. Additional Contributions. The Member is not required to make additional capital contributions to the Company. All capital contributions shall be made at the option of the Member and shall be made as and when the Member deems appropriate.

10. Allocation of Profits and Losses. All of the Company's profits and losses shall be allocated to the Member.

11. Distributions. The Company may distribute funds or other assets to the Member at such times and in such amounts as the Board of Directors may determine. In determining the amount of funds to distribute pursuant to this Section 11, the Board of Directors may consider such factors as the need to allocate funds to any reserves for Company contingencies or any other Company purposes that the Board of Directors reasonably deems necessary or appropriate. The Company shall not make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

12. Return of Capital. The Member has no right to receive, but the Board of Directors has absolute discretion to make, subject to the Act, any distributions to the Member which include a return of all or any part of the Member's capital contribution; provided that upon the dissolution of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

13. Dissolution. The Company shall be dissolved and its affairs wound up upon the first to occur of the following events: (i) the determination of the Board of Directors to

a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (d) of this Section 16, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors.

(d) Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 16.

(e) If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this Section 16 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) The provisions of this Section 16 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 16 is in effect, and any repeal or modification of any applicable law or of this Section 16 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) Persons not expressly covered by the foregoing provisions of this Section 16, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced

21. Benefits of Agreement. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or of any other person not a party to this Agreement.

22. Headings. The titles of Sections of this Agreement are for convenience of reference only and shall not define or limit any of the provisions of this Agreement.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Agreement as of the date first written above.

MEMBER:
CBOE HOLDINGS, INC.

By: ______________________
Name: Edward T. Tilly
Title: Chief Executive Officer

CBOE IV, LLC

DIRECTORS

Philip Slocum

Gerald O'Connell

Andrew Lowenthal

OFFICERS	TITLE
Philip Slocum	President
Andrew Lowenthal	Vice President
David Reynolds	Treasurer
Arthur Reinstein	Secretary

Form 1, 2015 Amendment
Chicago Board Options Exchange, Incorporated
June 30, 2015

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to such other Commission rule, may be included in lieu of the financial statements required here.

Table of Documents Attached Hereto

1. CBOE, LLC/ / CBOE III, LLC/ / CBOE Holdings, Inc./ CBOE Futures Exchange, LLC/ Market Data Express, LLC/ Chicago Options Exchange Building Corporation/ unconsolidated financial statements for fiscal year ended December 31, 2014.

2. CBOE Stock Exchange, LLC financial statements for the year ended December 31, 2014.

3. Signal Trading Systems, LLC financial statements for the year ended December 31, 2014.

4. Options Price Reporting Authority, LLC financial statements for the year ended December 31, 2014.

5. DerivaTech Corporation financial statements for the year ended December 31, 2014.

Pursuant to Securities Exchange Act Rule 6a-4, OneChicago, LLC is required to submit annual financial statements directly to the Commission.

Pursuant to Securities Exchange Act Rule 17Ab2-1, The Options Clearing Corporation is required to submit annual financial statements directly to the Commission.

The Options Exchange, Incorporated is inactive and no part of the capital has been paid. A financial statement is not available.

CBOE IV, LLC was formed on May 29, 2015. A financial statement is not available.

C" OE HOLDINGS AND CERTAIN RELATED ENTITIES BALANCE SHEETS AS OF DECEMBER 31, 2014

($$ IN THOUSANDS)	UNAUDITED						
	CBOE HOLDINGS, INC.	CBOE, LLC	CBOE III, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC
Assets							
Cash and cash equivalents	$ 2			$ 160	$ 8,000	$ 208	$ 99
Accounts receivable—net of allowances	246			1,168	8,730	922	29
Income taxes receivable	285			108			
Other prepaid expenses				473	165	34	32
Other current assets	405						
Intercompany receivable				129	160,757	26,613	152,510
Total Current Assets	938	-	-	2,038	177,652	27,778	152,670
Investments in Affiliates	22,283						
Land							4,914
Property and Equipment:							
Building							68,019
Furniture and equipment				20,223	4,846		
Total			-	20,223	4,846		68,019
Less accumulated depreciation and amortization			-	(14,712)	(418)		(50,498)
Total Property and Equipment - Net	-	-	-	5,512	4,428	-	17,521
Other Assets:							
Software development work in progress				301	862		
Data processing software and other assets			1,063	3,390	2,022		
Total Other Assets - Net	-	-	1,063	4,757	2,884	-	-
Total Assets	**$ 23,222**	**$ -**	**$ 1,063**	**$ 12,307**	**$ 184,964**	**$ 27,778**	**$ 175,105**
Liabilities and Members' Equity							
Current Liabilities:							
Accounts payable and accrued expenses	$ 1,718		$ -	$ 826	$ 1,134	$ 1,018	$ 2,069
Deferred revenue and other liabilities				152	98	371	
Intercompany payable	49,570	15,685	1,000	63,427			
Total Current Liabilities	51,287	15,685	1,000	64,404	1,232	1,389	2,069
Total Liabilities	**51,287**	**15,685**	**1,000**	**64,404**	**1,232**	**1,389**	**2,069**
Stockholders' Equity:							
Unrestricted common stock, $0.01 par value	926						
Additional paid-in-capital	110,112						1
Retained earnings/(deficit)	193,184	(15,685)	63	(52,097)	183,733	26,389	173,035
Treasury stock at cost	(332,288)						
Total Stockholders' Equity	(28,066)	(15,685)	63	(52,097)	183,733	26,389	173,036
Total Liabilities & Members' Equity	**$ 23,222**	**$ -**	**$ 1,063**	**$ 12,307**	**$ 184,964**	**$ 27,778**	**$ 175,105**

UNCONSOLIDATED UNAUDITED FINANCIAL STATEMENTS FOR SEC REPORT

CBOE HOLDINGS AND CERTAIN RELATED ENTITIES INCOME STATEMENTS

Year Ended December 31, 2014
($$ in thousands)

	UNAUDITED						
	CBOE HOLDINGS, INC.	CBOE, LLC	CBOE III, LLC	C2 OPTIONS EXCHANGE, INC.	CBOE FUTURES EXCHANGE, LLC	MARKET DATA EXPRESS	COEBC
Operating Revenues:							
Transaction fees				$ 6,187	$ 82,148		
Access fees				2,320	647		
Exchange services and other fees				2,956	11		
Market data fees	75			670	2,392	12,926	
Other revenue				31	175		18,430
Total Operating Revenues	75	-	-	14,670	85,373	12,926	18,430
Operating Expenses:							
Employee costs	17,952			2,888	902	633	2,239
Depreciation and amortization				6,635	298	0	1,720
Data processing				3,915	229	46	
Outside services	1,841			6,751	5,347	213	3,638
Royalty fees				173	3,539	3,939	
Travel and promotional expenses	157			74	819	65	35
Facilities costs							4,818
Other expense	179			598	466	22	48
Total Operating Expenses	20,129	-	-	21,049	11,599	4,918	12,498
Operating Income/(Loss)	(20,054)	-	-	(6,380)	73,774	8,009	5,932
Other Income/(Expense)							
Investment Income			63	3			
Net loss from investment in affiliates	(3,000)						
Total Other Income/(Expense)	(3,000)	-	63	3	-	-	-
Net Income/(Loss)	(23,054)	-	63	(6,377)	73,774	8,009	5,932

CBOE Stock Exchange, LLC
Balance Sheets
12/31/2014

	(unaudited) CBSX Balance at 12/31/2014	(unaudited) NSX Balance at 12/31/2014	Intercompany Eliminations	(unaudited) Consolidated
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$1,762,992	$5,231,047		$6,994,039
Short-Term Investments	0	0		0
Interest Income Receivable	96	0		96
Accounts Receivable	16,114	0		16,114
Due from CBSX/NSX	6,576	0	(6,576)	0
Prepaid Expenses	20,000	460,828		480,828
Total	1,805,778	5,691,875	(6,576)	7,491,077
Long-Term Assets				
Long-Term Receivables	0	0		0
Long-Term Prepaid Expenses	0	300,624		300,624
Total Long-Term Assets	0	300,624	0	300,624
Property & Equipment:				
Furniture & Equipment	0	8,007,212		8,007,212
Leasehold Improvements	0	1,023,175		1,023,175
Accumulated Depreciation & Amortization	0	(7,386,695)		(7,386,695)
Net Property & Equipment	0	1,643,692	0	1,643,692
Other Assets:				
Data Processing Software & Other	0	8,138,996		8,138,996
Accumulated Amortization	0	(8,092,149)		(8,092,149)
Intangible Assets - CBOE contribution	0	0		0
Artwork	0	99,224		99,224
Deposits	0	391,972		391,972
Investment in National Stock Exchange	16,740,024	0	(16,740,024)	0
Investment in DTCC	2,415	0		2,415
Net Other Assets	16,742,439	538,043	(16,740,024)	540,458
TOTAL ASSETS	**$18,548,217**	**$8,174,234**	**($16,746,600)**	**$9,975,850**
LIABILITIES				
Current Liabilities:				
Accounts Payable & Accrued Expenses	$52,198	$989,406		$1,041,603
Accrued Salaries/Wages/Payroll Taxes/Benefits	524,919	(15,823)		509,096
Payables/reimbursements to CBOE	40,170	0		40,170
SEC Fees Payable	0	(0)		(0)
Due to CBSX/NSX	0	6,576	(6,576)	0
Unearned Income	0	126,000		126,000
Rebates Payable - Transaction Fees	0	0		0
Rebates Payable - Tape Revenue	0	(0)		(0)
Total Current Liabilities	617,287	1,106,159	(6,576)	1,716,869
Long-Term Liabilities:				
Lease Payments Payable - Long-Term	$0	410,800		$410,800
Total Long-Term Liabilities	0	410,800	0	410,800
SHAREHOLDERS' EQUITY:				
Shareholders' Equity	$50,294,495	40,637,236	($16,740,024)	$74,191,707
Common Stock, Class C $0.01 par value: 52,673,684 shares authorized, 1,028,540 and 671,497 shares issued and outstanding , respectively at May 31, 2014 and 1,028,540 and 671,497 issued and outstanding , respectively at December 31, 2013	$10,285			$10,285
Treasury Stock, at cost: 357,043 shares at December 31, 2013 and 0 shares at December 31, 2012	($96,402)	0		($96,402)
Accumulated Other Comprehensive Income	0	0		0
Retained Earnings (Deficit)	(32,277,449)	(33,979,961)		(66,257,410)
Total	17,930,930	6,657,275	(16,740,024)	7,848,181
TOTAL LIABILITIES & SHARHOLDERS' EQUITY	**$18,548,217**	**$8,174,234**	**($16,746,600)**	**$9,975,850**
WORKING CAPITAL	**$1,188,491**	**$4,585,716**	**$0**	**$5,774,207**

CBOE Stock Exchange, LLC
Consolidated Profit and Loss
December 2014

	December					Year To Date				
Revenue:	CBSX	NSX	Total	Intercompany Eliminations	Consolidated	CBSX	NSX	Total	Intercompany Eliminations	Consolidated
Net Transaction Fees	$0	$0	$0		$0	$581,744	$1,717,705	$2,299,449	($5,174)	$2,294,276
Market Data Revenue	(10,274)	(14,061)	(24,335)		(24,335)	730,813	1,131,593	1,862,405		1,862,405
Application Fees	0	0	0		0	53,000	0	53,000		53,000
Other Revenue	0	0	0		0	543,983	642,697	1,186,680		1,186,680
Total Revenue	**(10,274)**	**(14,061)**	**(24,335)**	**0**	**(24,335)**	**1,909,540**	**3,491,995**	**5,401,535**	**(5,174)**	**5,396,361**
Expenses:										
Employee Costs	$542,462	$77,895	$620,357		$620,357	$1,365,589	$6,359,137	$7,724,726		$7,724,726
Outside Services	109,371	26,135	135,505		135,505	1,929,568	835,504	2,765,072		2,765,072
Phone/Data/Systems	445	90,154	90,600		90,600	133,972	2,315,218	2,449,190		2,449,190
Occupancy Costs	0	101,142	101,142		101,142	0	1,445,796	1,445,796		1,445,796
Trading Operations Charges	0	0	0		0	112,809	71,164	183,973	(5,174)	178,799
T&E/Promotional/Other	(8,704)	18,753	10,049		10,049	48,281	308,291	356,572		356,572
Depreciation/Amortization	0	83,723	83,723		83,723	555,515	1,009,121	1,564,636		1,564,636
Total Operating Expenses	**$643,573**	**$397,801**	**$1,041,375**	**$0**	**$1,041,375**	**$4,145,735**	**$12,344,229**	**$16,489,964**	**($5,174)**	**$16,484,790**
Operating Income/(Loss)	**($653,848)**	**($411,863)**	**($1,065,710)**		**($1,065,710)**	**($2,236,194)**	**($8,852,234)**	**($11,088,429)**		**($11,088,429)**
Other Investment Income/(Loss)	$96	$87,292	$87,388		$87,388	$3,742	$409,804	$413,546		$413,546
Income/(Loss) Before Income Taxes	**($653,752)**	**($324,571)**	**($978,322)**	**$0**	**($978,322)**	**($2,232,453)**	**($8,442,430)**	**($10,674,883)**	**$0**	**($10,674,883)**
Provision for Income Taxes	$0	$0	$0		$0	$0	$2,429	$2,429		$2,429
Net Income/(Loss)	**($653,752)**	**($324,571)**	**($978,322)**		**($978,322)**	**($2,232,453)**	**($8,444,859)**	**($10,677,312)**		**($10,677,312)**
EBIDTA	($653,848)	($328,140)	($981,988)	$0	($981,988)	($1,680,680)	($7,843,113)	($9,523,793)	$0	($9,523,793)

SIGNAL TRADING SYSTEMS, LLC

BALANCE SHEETS
AS DECEMBER 31, 2014

	December 31 2014
ASSETS	
CURRENT ASSETS:	
Accounts receivable--Due from CBOE	$ 1,122,999
Total current assets	1,122,999
PROPERTY AND EQUIPMENT:	
Equipment	229,770
Less accumulated depreciation	(214,452)
Total property and equipment	15,318
OTHER ASSETS:	
Data processing software (less accumulated amortization)	7,025
Organizational costs	(0)
Intangible asset	23,000,000
Total other assets	23,007,025
TOTAL	$ 24,145,342
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable--Due FlexTrade	$ 431,363
Total current liabilities	431,363
MEMBERS' EQUITY:	
FlexTrade Systems Inc.	20,093,711
Chicago Board Options Exchange, Incorporated	20,093,711
Retained deficit	(16,473,443)
Total members' equity	23,713,979
TOTAL	$ 24,145,342

ALLOCATION OF OPRA PROCEEDS
FOURTH QUARTER 2014

REVENUE	$16,306,171
EXPENSES	
SIAC	$1,725,000
FIXED FEE	$656,250
:XTRA-ORDINARY EXPENSE:	$19,166
SIAC DEVELOPMENT	$111,500
RFP CONSULTING	$0
BAD DEBT	$22,419
ISCA ALLOCATION	($1,284,335)
TOTAL	$1,250,000
NET REVENUE	$15,056,171

BREAKDOWN BY EXCHANGE

EXCHANGE	OPTIONS TRADES	% OF TRADES	ALLOCATION OF NET REVENUE Prior to ISCA allocation
AMEX	6,452,496	8.81%	$1,327,169
BATS	6,059,650	8.28%	$1,246,367
BOX	2,822,967	3.86%	$580,636
C2	1,185,654	1.62%	$243,869
CBOE	17,968,704	24.55%	$3,695,858
ISE	5,688,242	7.77%	$1,169,975
ISE Gemini	3,893,469	5.32%	$800,821
MIAX	4,098,946	5.60%	$843,084
NASDAQ	8,453,329	11.55%	$1,738,707
NASDAQ OMXBX	826,185	1.13%	$169,932
NYSE	7,184,246	9.81%	$1,477,678
PHLX	8,566,946	11.70%	$1,762,076
	73,200,834	100.00%	$15,056,171

OPTIONS PRICE REPORTING AUTHORITY
INCOME SUMMARY
FOR THE QUARTER ENDING DECEMBER 31,2014 AND YTD

	ACTUAL	CURRENT BUDGET	VARIANCE	YTD ACTUAL	YTD BUDGET	YTD VARIANCE	ANNUAL BUDGET
REVENUE							
COMMUNICATION REVENUE	$11,550,704	$12,250,000	($699,296)	$48,691,431	$49,000,000	($308,569)	$49,000,000
DIRECT ACCESS	$754,810	$740,250	$14,560	$2,953,290	$2,961,000	(7,710)	2,961,000
INDIRECT ACCESS	$335,400	$341,000	($5,600)	$1,304,400	$1,364,000	(59,600)	1,364,000
NON-PROFESSIONAL REVENUE	$3,387,447	$3,375,000	$12,447	$13,891,373	$13,500,000	391,373	13,500,000
NON-DISPLAY REVENUE	$276,800	$300,000	($23,200)	$1,016,800	$1,200,000	(183,200)	1,200,000
PARTICIPATION FEE	$0	$0	$0	$0	$0	0	0
INTEREST INCOME	$1,010	$1,250	($240)	$2,975	$5,000	(2,025)	5,000
TOTAL REVENUE	$16,306,171	$17,007,500	($701,329)	$67,860,268	$68,030,000	($169,732)	$68,030,000
EXPENSES							
FIXED FEE	$656,250	$656,250	$0	$2,625,000	$2,625,000	$0	$2,625,000
SIAC PROCESSING	$1,725,000	$1,950,000	225,000	$6,900,000	$7,800,000	900,000	$7,800,000
SIAC DEVELOPMENT	$111,500	$25,000	(86,500)	$201,825	$100,000	(101,825)	$100,000
BAD DEBT	$22,419	$0	(22,419)	$72,419	$0	(72,419)	$0
CONSULTING FEE	$0	$76,250	76,250	$84,658	$76,250	(8,408)	$76,250
LEGAL FEES	$19,166	$0	(19,166)	$147,558	$0	(147,558)	$0
TOTAL EXPENSE	$2,534,335	$2,707,500	$173,165	$10,031,459	$10,601,250	$569,791	$10,601,250
NET REVENUE	**$13,771,836**	**$14,300,000**	**($528,164)**	**$57,828,809**	**$57,428,750**	**$400,059**	**$57,428,750**
ISCA Allocation	($1,284,335)						

DerivaTech Corporation
Balance Sheet
As of December 31, 2014

Assets:		
IPXI Note Receivable - Short-term	$	245,833
Investment in IXPI Holdings, LLC	$	117,651
Total Assets	$	363,484
Liabilities:		
Note Payable - Short-term	$	245,833
Equity	$	117,651
Total Liabilities & Equity	$	363,484

EXHIBIT I

For the latest fiscal year of the applicant, audited consolidated financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Chicago Board Options Exchange, Incorporated ("CBOE") and its independent auditor Deloitte and Touche LLP are in the process of finalizing audited consolidated financial statements for CBOE for the fiscal year ended December 31, 2014. CBOE expects to submit the financial statements to the Commission in an amended Exhibit I by August 31, 2015.

EXHIBIT J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd-lot dealer, etc.).**

CBOE certifies that the information required in this Exhibit J is kept up to date and is available to the Commission and the public upon request.

EXHIBIT K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions of this Form.**

Response:

1. CBOE Holdings, Inc.
2. Delaware Corporation
3. June 18, 2010
4. 100%
5. CBOE Holdings, Inc. has control as that term is defined in the instructions of this form.

EXHIBIT M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Full legal name;**
2. **Date of election to membership or acceptance as a participant, subscriber or other user;**
3. **Principal business address and telephone number;**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities for functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**
6. **The class of membership, participation or subscription or other access.**

CBOE certifies that the information required in this Exhibit M is kept up to date and is available to the Commission and the public upon request.

EXHIBIT N

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

CBOE certifies that the information required in this Exhibit N is kept up to date and is available to the Commission and the public upon request.

To: Grobbel, Christoph
Department: [illegible]
Phone: [illegible]
Route: [illegible]
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:

773947286362
7/2/2015 10:10:29 AM

Chris Grobbel
Securities and Exchange Com
100 F ST NE
Division of Trading and Markets
WASHINGTON, DC 20549

WED - 01 JUL 10:30A
PRIORITY OVERNIGHT
7739 4728 6362
XC YKNA
20549
DC US
IAD